[JONES DAY LETTERHEAD]

April 9, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy's, Inc.
            Form 10-K for the Fiscal Year Ended February 2, 2008
            Filed April 1, 2008
            Form 10-Q for the Fiscal Quarters Ended May 3, 2008,
            August 2, 2008, and November 1, 2008
            File No. 1-13536

Dear Mr. Mew:

Introduction

    On behalf of Macy's, Inc. (the "Company"), we are writing to respond to your letter dated April 2, 2009 setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the above-referenced filings.

    As an initial matter, the Company reiterates that it conducted its analysis of its goodwill for impairment as of January 31, 2009 in a critical and reasoned manner, in good faith and without any bias toward minimizing or maximizing the amount of any resultant impairment.  (For example, as the Company has previously advised the Staff, the financial covenants in the Company's credit facilities operate in a manner that is unaffected by non-cash charges for goodwill impairment regardless of the size of any such charges.)  This analysis was undertaken by the Company in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") by knowledgeable and experienced personnel, with the assistance of a highly regarded independent valuation firm.  This analysis was conducted over a period of months, and involved considerable effort and expense.  The results of this analysis - including a 59% reduction in the carrying value of the Company's goodwill via a related estimated impairment charge of almost $5.4 billion - are reflected in the Company's consolidated financial statements as of and for the year ended January 31, 2009, as set forth in the Company's Annual Report on Form 10-K for the fiscal year then ended (the "2008 Form 10‑K").  As reflected in the 2008 Form 10-K, these consolidated financial statements are the responsibility of the Company's management, were audited by KPMG LLP, were reviewed and discussed by the Audit Committee of the Company's Board of Directors with both management and KPMG LLP present, and were recommended by the Audit Committee of the Company's Board of Directors to be included in the 2008 Form 10-K.  In addition, in connection with the filing of the 2008 Form 10-K with the Commission, each of the Company's Chief Executive Officer and Chief Financial Officer certified that, based on his or her respective knowledge, the financial statements and other financial information included in the 2008 Form 10-K fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented therein.

    The comments of the Staff appear to be concerned with certain aspects of the Company's testing of its goodwill for impairment as of January 31, 2009, and related disclosures of the Company in the 2008 Form 10‑K.  In particular, certain of the Staff's comments seem to imply that the Company should have recognized a greater estimated impairment of its goodwill by using a two-week trailing average stock price for purposes of estimating its then-current market capitalization and reconciled the fair value of its reporting units to its estimated market capitalization in a manner that resulted in a smaller implied control premium.

    The Company acknowledges that the foregoing changes in the Company's calculation of the estimated fair value of its reporting units at January 31, 2009 would have produced a different result, as would have changes in various other assumptions, estimates and judgments used by the Company in connection with determining whether its goodwill was impaired and the amount of such impairment.  The Company, its independent third-party valuation firm and its independent registered public accounting firm do not agree, however, that such changes would have been necessary or appropriate.  Furthermore, the Company believes that the goodwill impairment provisions of SFAS 142 should not be applied with a view to either maximizing or minimizing the amount of any resultant impairment of goodwill, but rather with a view to assuring that goodwill is recorded at its fair value.  (See, e.g., paragraphs 19-22 and B133-B136 of SFAS 142.)

    SFAS 142 recognizes, as a general matter, that determinations of estimated fair values of reporting units are inherently subjective.  (See, e.g., paragraph B151 of SFAS 142.)  SFAS 142 also indicates that it is intended to "explain the objective of the fair value measurement exercise and allow preparers [of financial statements] latitude in applying that objective to their specific circumstances."  (See paragraph B153 of SFAS 142.)

    Notably, the specific aspects of the Company's testing of its goodwill for impairment as of January 31, 2009 referred to in the Staff's comments ultimately relate to the reconciliation of the estimated fair value of the Company's reporting units to the Company's estimated market capitalization (i.e., to the average stock price selected by the Company for such purpose and the related implied control premium - the latter of which is an outcome, rather than an input, associated with the fair value measure exercise).  In this regard, SFAS 142 recognizes that even in "those few instances in which a reporting unit has publicly traded equity securities, the fair value measurement need not be based solely on the quoted market price of an individual share of that security."  (See paragraph B154 of SFAS 142.)  More broadly, paragraph B154 of SFAS 142 states that:

[T]he Board decided that measuring the fair value of an entity with a collection of assets and liabilities that operate together to produce cash flows is different from measuring the fair value of that entity's individual equity securities.  That decision is supported by the fact that an entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities that represent less than a controlling interest.

    The Company estimated the fair values of its reporting units using a discounted cash flow methodology (using discount rates reflecting a 300 basis point increase over the discount rates used in prior analyses) and compared the total of the resulting estimates to the Company's estimated market capitalization as a means of assessing the overall reasonableness of the estimated fair values.  While such estimated market capitalization, therefore, was not the primary basis for the estimation of the fair values of the Company's reporting units, the Company believes (as addressed further below) that both the methodology that it used to estimate its market capitalization and its conclusion that the related implied control premium supports the estimated fair values of its reporting units determined using the discounted cash flow methodology are reasonable and within the latitude provided to preparers of financial statements by SFAS 142.

    The trading period used by the Company to estimate its then-current market capitalization and the reasonableness of the control premium that resulted from the reconciliation of the fair value of the Company's reporting units to such estimated market capitalization represent professional judgments of the type addressed in the "Framework for Professional Judgment in Accounting" recommended by the Commission's Advisory Committee on Improvements to Financial Reporting in its Draft Decision Memo dated January 11, 2008 (the "Recommended Framework").  These judgments represent outcomes of a process that fully complied with the Recommended Framework.

    In light of the foregoing, the Company respectfully submits that the assumptions, estimates and judgments used by its management, upon the recommendation or with the concurrence of its professional advisors, in connection with its analysis of the Company's goodwill for impairment as of January 31, 2009 are entitled to substantial deference.  As stated in the Recommended Framework, "those who evaluate judgments should evaluate the reasonableness of the judgment, and should not base their evaluation on whether the judgment is different from the opinion that would have been reached by the evaluator."

    With respect to the Staff's comments regarding the Company's disclosures in relation to its goodwill impairment analysis as of January 31, 2009, the Company believes that it has complied fully with all applicable disclosure requirements, including those set forth in SFAS 142 (see, e.g., paragraph B192 of SFAS 142 and Illustration 1 in Appendix C thereto) and Item 303 of Regulation S-K.  These disclosures were also prepared by the Company in good faith and with the assistance of its professional advisors and were believed to be responsive to the suggestions made by the Staff in its conference call with the Company on March 31, 2009.  Moreover, in connection with the filing of the 2008 Form 10‑K with the Commission, each of the Company's Chief Executive Officer and Chief Financial Officer certified that, based on his or her respective knowledge, the 2008 Form 10-K did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered thereby.

    Accordingly, the Company respectfully submits that the judgment and discretion exercised by its management in connection with the Company's disclosures in relation to its analysis of its goodwill for impairment as of January 31, 2009 are also entitled to substantial deference.

    Against the backdrop of the foregoing observations, the Company's responses to the comments set forth in your letter are set forth below.  We have included the text of the Staff's comments preceding each of the Company's responses.

Form 10‑K for the Fiscal Year Ended February 2, 2008

General

1.                  Please submit your correspondence dated March 27, 2009 and March 30, 2009 on EDGAR.  Where you have requested confidential treatment for any portion of your correspondence to us, the redacted version of the letter should be submitted on EDGAR.

Response:  The Staff is advised that redacted versions of the Company's correspondence with the Staff dated March 27, 2009 and March 30, 2009 are being submitted via EDGAR substantially concurrently with the submission of this letter.  In addition, the Company acknowledges that, on April 8, 2009, the Staff requested telephonically that the Company submit via EDGAR redacted versions of earlier correspondence with the Staff for which the Company has requested confidential treatment.  The Staff is advised that the Company intends to so submit redacted versions of such correspondence as soon as reasonably practicable.

Form 10‑Q for the Fiscal Quarter Ended November 1, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.                  Your discussion of the determination of fair value of each reporting unit's fair value implies the annual business plan is the basis for forecasting future cash flows.  Your discussion of the Christmas selling season coupled with the general economic environment suggests those events had a negative impact on your most recent annual business plan.  You should quantify the resultant decrease in your cash flows due to the negative events.  Such quantification should indicate the extent and time frame of the decline in cash flows.  We would accept quantification in whatever term management believes is useful to help a reader understand the magnitude of revise cash flow projections on the amount of goodwill impaired.

Response:  Paragraph B152 of SFAS 142 provides that "when cash flows are used to estimate fair value, those cash flows should be consistent with the most recent budgets and plans approved by management."  The Staff is advised that the projected cash flows used by the Company for this purpose are consistent with the Company's most recently completed annual business plan. The Staff is further advised that the disclosure in the 2008 Form 10‑K regarding the impact of the "negative events" referred to by the Staff on the Company's projected cash flows was prepared with a view toward compliance with both SFAS 142 and Item 303 of Regulation S-K.  Specifically, on pages 17 and 18 of the 2008 Form 10-K, the Company included the following disclosure (emphasis added):

The Company's operations are impacted by competitive pressures from department stores, specialty stores, mass merchandisers and all other retail channels. The Company's operations are also impacted by general consumer spending levels, including the impact of general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt, the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control.

In recent periods, consumer spending levels have been adversely affected by a number of factors, including substantial declines in the level of general economic activity and real estate and investment values, substantial increases in consumer pessimism, unemployment and the costs of basic necessities, and a significant tightening of consumer credit. These conditions have reduced the amount of funds that consumers are willing and able to spend for discretionary purchases, including purchases of some of the merchandise offered by the Company.  These conditions have also decreased the projected future cash flows attributable to the Company's operations, including the projected future cash flows assumed in connection with the Merger, resulting in the Company recording in the fourth quarter of 2008 a reduction in the carrying value of its goodwill, and a related non-cash impairment charge, in the estimated amount of $5,382 million.

*       *       *       *       *

The Company cannot predict whether, when or the manner in which the economic conditions described above will change. Based on its assessment of current and anticipated market conditions and its most recent fourth quarter performance, the Company is assuming that its comparable store sales in 2009 for most of the Company's operating divisions and the Company as a whole will be down in the range of 6% to 8% from 2008 levels.

The Company notes that the disclosure set forth in Illustration 1 in Appendix C to SFAS 142 addresses a hypothetical situation in which the operating profits and cash flows of a reporting unit were lower than had been expected due to an increase in competition.  The disclosure set forth in such Illustration 1 discloses (1) the foregoing hypothetical facts, (2) that based on this trend the reporting unit's five‑year earnings forecast was revised, (3) that the fair value of the reporting unit was estimated using the expected present value of future cash flows, and (4) the timing and amount of the goodwill impairment loss that was recognized.  The disclosure from the 2008 Form 10‑K excerpted above, together with the other disclosures set forth in Item 7 of the 2008 Form 10‑K, provide information that is comparable in all material respects to that set forth in Illustration 1.

The Company notes that Item 303(a) of Regulation S‑K requires, among other things, the identification of any known trends or uncertainties that are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way, together with "such other information as the registrant believes to be necessary to an understanding of its financial condition and results of operations" (emphasis added).  The Company also notes that Securities and Exchange Commission Release No. 33‑8350 (the "Release") states that a principal objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.  The Company believes that it has complied fully with the requirements of Item 303(a) and the Release with respect to the disclosures in the 2008 Form 10‑K regarding the impact of the "negative events" referred to by the Staff.  With respect to the Staff's suggestion that the Company quantify the resultant decrease in cash flows to help a reader understand the magnitude of revised cash flow projections on the amount of goodwill impaired, the Company respectfully submits that:  (1) the estimated fair value of the Company's goodwill, the amount of the impairment charge and the resulting new carrying value are indicative of the impact of the reduced forecasted cash flows; (2) projected cash flow is only one of a number of significant variables that were taken into account by the Company in estimating the fair value of its reporting units, and attempting to isolate the effect thereof is neither practical nor useful to investors and could be misleading; (3) the Company has not otherwise published projected cash flow information; and (4) the Company does not believe that it is required to do so in the circumstances presented.

3.                  As discussed, your sensitivity analysis is not consistent with the guidance in SEC Release No. 33‑8350.  As previously requested, please disclose the key assumptions you used to determine fair value such as assumed growth (or decline) rates, discount rates, and any other significant assumption.  Disclose how fair value would fluctuate on the basis of reasonably likely changes in any one assumption.

Response:  The Company believes that it included ample disclosure in the 2008 Form 10‑K to enable investors to understand the assumptions used with respect to the Company's goodwill impairment testing and the impact that changes in those assumptions could have on the outcome of the goodwill impairment testing process.  This disclosure was prepared with a view toward compliance with the requirements of Item 303 of Regulation S-K, taking into account the guidance set forth in the Release.  Specifically, the following disclosure is included on pages 26 and 27 of the 2008 Form 10-K under the subheading "Critical Accounting Policies-Goodwill and Intangible Assets":

The reporting unit's discounted cash flows require significant management judgment with respect to sales, gross margin and SG&A rates, capital expenditures and the selection and use of an appropriate discount rate.  The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company's annual business plan or other forecasted results.  Discount rates reflect market-based estimates of the risks associated with the projected cash flows directly resulting from the use of those assets in operations.  The estimates of fair value of reporting units are based on the best information available as of the date of the assessment.  The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease any impairment charge.

*       *       *       *       *

The allocation of the fair value of the reporting unit derived in the first step of the impairment test to the fair value of the reporting unit's net assets requires significant management estimates and judgments.  The allocation of the fair value of the reporting units is based on the best information available as of the date of the assessment.

*       *       *       *       *

The goodwill impairment testing process is subject to inherent uncertainties and subjectivity.  The use of different assumptions, estimates or judgments in either step of the process, including with respect to the projected future cash flows of the Company's reporting units, the discount rate used to reduce such projected future cash flows to their net present value, the resultant implied control premium relative to the Company's market capitalization, and the appraised fair value of the reporting units' tangible and intangible assets and liabilities, could materially increase or decrease the fair value of the reporting unit's net assets and, accordingly, could materially increase or decrease any related impairment charge.  The first step of the impairment testing process considers company-specific projections, the discount rate and the Company's market capitalization around the testing period.  The second step of the impairment testing process considers third party estimates of the fair value of certain assets and liabilities.  The Company recorded an estimated goodwill impairment charge of $5,382 million during 2008.  Increasing or decreasing the fair values of the net assets of each reporting unit by 5% as compared to the values used in the preparation of these financial statements would increase or decrease the impairment charge related to goodwill by approximately $153 million.

The salient points of the foregoing disclosure are that various assumptions were used to estimate fair values, and that changes in one or more such assumptions could materially affect the estimated fair values.  The Company believes that nothing more is required in this regard.  Moreover, the analyses undertaken by the Company to estimate the fair values of its reporting units are complex, and the Company believes that disclosure that focuses on individual components of the analyses rather than the analyses as a whole could create a misleading perception of the analyses undertaken and the results of such analyses.

4.                  We note your discussion of your initial determination of fair value using a weighted average cost of capital calculation.  Since your initial weighted average cost of capital was not consistent with a market place participant assumption and therefore, did not result in a fair value in accordance with GAAP, we are unclear on the relevancy of disclosing your initial value indication.  Please consider revising to indicate that your initial value indication was something other than fair value and provide more detail on the assumptions that were utilized in your discount rate calculation to estimate fair value.

Response:  The Company believes that the relevancy of the disclosure of its initial valuation indication is supported by paragraph B192 of SFAS 142, which states that "it is important for users to understand whether an impairment loss is due to external factors or events that should have been within management's control."  The Company believes that the trading value of its common stock, and the impact thereof on the fair value of the Company's reporting units, is such an "external factor."

The Company took care in the disclosures set forth on page 26 of the 2008 Form 10‑K to distinguish between the results of the Company's initial calculation of a " value" of its reporting units and its ultimate calculation of the estimated "fair value" of its reporting units.  For example, the following disclosure appears on such page (emphasis added):

The Company initially calculated the value of its reporting units by discounting their projected future cash flows to present value using the Company's estimated weighted average cost of capital as the discount rate, which produced a value of each of the Company's Macy's reporting units that exceeded its carrying value. However, the reconciliation of these values of the Company's reporting units to the Company's market capitalization resulted in an implied fair value substantially in excess of its market capitalization.

Notwithstanding the foregoing, in response to the Staff's comment, and in connection with the finalization of the fair value and carrying value amounts of the Company's goodwill, the Company proposes to include in future filings disclosure similar to the following:

The discount rate used to reduce such projected future cash flows to their net present value is higher than the Company's estimated weighted average cost of capital.  In order to reconcile the discounted cash flows of the Company's reporting units to the trading value of the Company's common stock, the higher discount rates applied to the projected cash flows of its reporting units reflected a higher beta and a higher risk premium reflecting overall changes in current market conditions.

Notes to Consolidated Financial Statements

Note 4.  Asset Impairment Charges

5.                  Please provide us with a comprehensive analysis (both qualitative and quantitative) supporting your conclusion that the implied control premium is reasonable and valid as of your most recent analysis.  The information submitted to date does not support your implied control premium which is significantly higher than the average and median control premiums provided.

Response:  Based in part on the valuation report received from its independent third-party valuation firm, the Company believes that the implied control premium is reasonable, valid and appropriate.  In this regard, the Company notes the following:

•                    As discussed in the Introduction to this letter, the implied control premium represents an outcome, rather than an input, associated with the fair value measure exercise.  As such, the implied control premiums serves only as one of several means used to validate the fair values of the Company's reporting units determined by other means.

•                    The implied control premium is consistent with the implied control premium that resulted from the Company's annual testing for impairment of its goodwill as of May 30, 2008, despite the fact that the discount rate used by the Company for calculating fair values as of January 31, 2009 was 300 basis points higher than that used for calculating fair values as of May 31, 2008.

•                    Because acquisition prices tend to be based to a considerable degree on multiples of internal measures such as
                     EBITDA, which are generally not as volatile as stock market price to earnings multiples, acquisition premiums can be expected to be greater when stock prices are relatively lower than when stock prices are relatively
                     higher.   Ten-year historical data provided to the Company by Credit Suisse supports this relationship.  In the periods where the S&P 500 returns were negative (i.e., 2000, 2001, 2002, 2008 and 2009 to-date), the average acquisition premiums were higher than other periods.  The average acquisition premiums in these periods ranged from 39% to 50%, compared to 30% to 36% for the periods in which the S&P 500 returns were positive.

•                    Acquisition prices (and therefore acquisition premiums) are a function of negotiation and, accordingly, represent not only prices that buyers are willing to pay, but also prices that sellers are willing to accept.  The fiduciary duties of boards of directors of public companies to act in the best interests of stockholders, to select the timeframe for the achievement of corporate objectives (including, if applicable, a sale of a company), and to maximize shareholder value in connection with a sale of a company can also be expected to result in greater acquisition premiums when stock prices are relatively lower than when stock prices are relatively higher.

•                    The Mergerstat Control Premium Study for the period from July 1, 2007 through June 30, 2008 indicates that control premiums paid in acquisitions in the retail industry varied widely, with (1) the "General Merchandise
                     Stores" category producing premiums ranging from 2.4% to 60.7%, with a median and mean of 31.1% and
                     28.4%, respectively, and (2) the "Apparel Stores" category producing premiums ranging from 2.1% to 81.5%, with a median and mean of  71.3% and 51.6%, respectively.

•                    Data published by Thomson Financial Securities with respect to all public company acquisition transactions
                     (other than acquisitions of financial institutions) announced during the six months prior to January 31, 2009, indicates that implied control premiums ranged from (13.6)% to 301.5%, with a median and mean of 35.8%
                     and 65.6%, respectively.

6.                  You have referenced a one month average stock price in your reconciliation of the fair value of the reporting units to the company's market capitalization.  As discussed, the company's stock price declined in the second week of January after the release of December 2008 same store sales and downward revisions to forecasts to a level more comparable with prior and current averages.  While we do not object to considering stock price over a reasonable period of time leading up to the impairment testing date, we do not understand why an average for the entire month of January 2009 is reasonable in light of the declines in the stock price in the second week of January 2009.  Please provide us a detailed analysis supporting your use of a one month as opposed to a shorter period of time such as two weeks.

Response:  Based in part on the appraisal report received from its independent third-party valuation firm, the Company believes, and the Company's independent registered public accounting firm concurs, that the Company's use of a one-month average (a 20-trading-day trailing average) stock price in connection with the reconciliation of the fair value of the reporting units to the Company's market capitalization is reasonable and appropriate.  In this regard, the Company notes the following:

•                    There were 20 trading days during the month of January, and the Company believes that a 20-trading-day trailing average of stock prices is commonly used to determine the current value of stock in a wide variety of contexts, including for purposes of determining the number of shares to be paid as purchase price in stock-for-
                     stock acquisition transactions.

•                    The Company has consistently used a 20-trading-day trailing average stock price, as well as trailing average prices over longer periods, for purposes of its goodwill impairment testing, and has never used trailing average stock prices over a shorter period for this purpose.  The Company believes that the use of a period for this purpose that is shorter than the period used historically is neither necessary nor appropriate under SFAS 142.

•                    The Company's independent third-party valuation firm advised the Company, and its independent registered public accounting firm concurred, that 20 trading days is an appropriate trailing average period to use for stock valuation purposes unless there is a compelling reason to use a different time period (which the Company believes does not exist).

•                    There has been significant volatility in the stock market since September of 2008, as evidenced in part by a
                     300% increase in the CBOE Volatility Index from early September through mid-October and higher than normal levels thereafter.

•                    In the 20 trading days in January 2009, there were 10 days in which the Company's stock experienced changes in price greater than 4% (up or down).

•                    During the 20 trading days in January 2009, the Company's stock did not show a consistent trend in either upward or downward movement, as evidenced by the fact that there were 11 days in which the stock closed at a higher price than the previous day and 9 days in which the stock closed at a lower price than the previous day.

•                    In light of the unprecedented volatility in the Company's stock price and the lack of overall direction of such price during the period leading up to January 31, 2009, the Company believes that a 20-trading-day trailing average stock price is more reflective of the Company's market capitalization as of January 31, 2009 than a trailing average price calculated over a shorter period.

•                    The Company believes that this conclusion is further supported by certain events that occurred throughout the fiscal month of January.  On the fourth trading day of the fiscal month of January 2009, the Company released its sales results for the fiscal month of December, updated its earnings guidance to be lower than previously announced and announced the closure of 11 underperforming stores, which appears to have put downward pressure on the Company's stock performance.  Conversely, during the last two weeks of the fiscal month of
                     January, the Company's stock price moved in the general direction of the overall market.

•                    As recently as two trading days prior to January 31, 2009, the Company's stock closed at $10.04, or $0.06 higher than the one-month average used by the Company to estimate its market capitalization as of January 31,
                     2009.

•                    In addition, the Company's stock has recently been trading at levels exceeding the one-month average stock price the Company used in the reconciliation of the fair value of the reporting units to the Company's market capitalization.  For example, in the six trading days from April 1, 2009 to April 8, 2009, the Company's stock traded above $10.00 per share on four of the six trading days.

*       *       *       *       *

    The Company hereby acknowledges that:

•                    The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen
Mark E. Betzen

cc:        Milwood Hobbs, United States Securities and Exchange Commission
Donna Di Silvio, United States Securities and Exchange Commission
Jim Allegretto, United States Securities and Exchange Commission
Steven Jacobs, United States Securities and Exchange Commission
Evan Sussholz, United States Securities and Exchange Commission
Karen M. Hoguet, Macy's, Inc.
Dennis J. Broderick, Macy's, Inc.
Linda J. Balicki, Macy's, Inc.
Joel A. Belsky, Macy's, Inc.
Terry Iannaconi, KPMG LLP
Scott Flynn, KPMG LLP
John Connor, KPMG LLP
Carmen Bailey, KPMG LLP
Melanie Dolan, KPMG LLP